UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the three-month period ended March 31, 2006. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; delays in the planned merger of T-Online into Deutsche Telekom AG; the progress of our workforce adjustment initiative described in this Report and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Statement of Compliance

Accounting in Accordance with IFRS

The unaudited condensed consolidated financial statements contained in this Report, have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. All IFRSs issued by the International Accounting Standards Board (IASB) that were effective at the time of the preparation of these financial statements, and that were applied by Deutsche Telekom, have been adopted by the E.U. Commission for use within the European Union. Our financial statements for the period ended March 31, 2006, were prepared in compliance with IAS 34.

Please refer to the notes to the consolidated financial statements as of December 31, 2005, for the accounting policies applied to the Group’s financial reporting.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.2139, which was the noon buying rate on March 31, 2006.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the unaudited condensed consolidated financial statements contained in this Report.

DEUTSCHE TELEKOM AT A GLANCE

(Unaudited)

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total net revenues (total revenues excluding intersegment reveunes)	14,842	14,288	554	3.9	59,604
Domestic	8,208	8,511	(303)	(3.6)	34,183
International	6,634	5,777	857	14.8	25,421
Profit from operations	2,318	2,287	31	1.4	7,622
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Profit before income taxes	1,750	1,572	178	11.3	6,212
Depreciation, amortization and impairment losses	(2,570)	(2,534)	(36)	(1.4)	(12,497)
of which : property, plant and equipment	(1,953)	(1,921)	(32)	(1.7)	(8,070)
of which : intangible assets	(617)	(613)	(4)	(0.7)	(4,427)
Net profit	1,079	984	95	9.7	5,584
Earnings per share/ADS(1) Basic/ Diluted(€)	0.25	0.23	0.02	8.7	1.31
Equity ratio(2) (%)	38.5	35.8	n.m	n.m	36.4
Total financial liabalities(3)	49,400	54,139	(4,739)	(8.8)	46,721

			Change
			March 31, 2006/		Change
			December 31,		March 31, 2006/
	As of March 31, 2006	As of December 31, 2005	2005%	As of March 31, 2005	March 31, 2005%
Number of employees at balance sheet date
Deutsche Telekom Group	248,982	243,695	2.2	243,784	2.1
Non-civil servants	204,818	197,741	3.6	197,123	3.9
Civil servants	44,164	45,954	(3.9)	46,661	(5.4)

Number of fixed-network and mobile customers
Telephone lines(4) (millions)	53.9	54.8	(1.6)	56.6	(4.8)
Broadband lines (in operation)(4) (millions)	9.2	8.5	8.2	6.7	37.3
Mobile customers(5) (millions)	87.7	86.6	1.3	79.0	11.0

n.m. — not meaningful

(1)             One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(2)             The ratio equals total stockholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.

(3)             Includes current and noncurrent financial liabilities (see “Condensed Consolidated Balance Sheets”) at the balance sheet date.

(4)             Number of telephone lines (including those used within the Group) as of the balance sheet date.

(5)             The number of customers of the consolidated subsidiaries included within our Mobile Communications strategic business area.

DEUTSCHE TELEKOM AG
Condensed Consolidated Financial Statements as of March 31, 2006 and 2005 and for the year ended December 31, 2005

(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Net revenue	14,842	14,288	554	3.9	59,604
Cost of sales	(7,821)	(7,525)	(296)	(3.9)	(31,862)
Gross profit	7,021	6,763	258	3.8	27,742
Selling expenses	(3,774)	(3,435)	(339)	(9.9)	(14,683)
General and administrative expenses	(1,077)	(1,026)	(51)	(5.0)	(4,210)
Other operating income	350	279	71	25.4	2,408
Other operating expenses	(202)	(294)	92	31.3	(3,635)
Profit from operations	2,318	2,287	31	1.4	7,622
Finance costs	(658)	(707)	49	6.9	(2,401)
Interest income	73	99	(26)	(26.3)	398
Interest expense	(731)	(806)	75	9.3	(2,799)
Share of profit of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
Other financial income (expense)	58	(44)	102	n.m.	777
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Profit before income taxes	1,750	1,572	178	11.3	6,212
Income taxes	(563)	(466)	(97)	(20.8)	(196)
Profit after income taxes	1,187	1,106	81	7.3	6,016
Profit attributable to minority interests	108	122	(14)	(11.5)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,079	984	95	9.7	5,584

Earnings per share(1) /ADS(2)
Basic (€)	0.25	0.23	0.02	8.7	1.31
Diluted (€)	0.25	0.23	0.02	8.7	1.31

n.m. — not meaningful

(1)             Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares. For more information, see Note 10.

(2)             One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	As of March 31, 2006	As of December 31, 2005	Change	Change %	As of March 31, 2005
	(millions of €, except where indicated)
Assets
Current assets	21,025	16,668	4,357	26.1	19,233
Cash and cash equivalents	8,343	4,975	3,368	67.7	6,260
Trade and other receivables	7,147	7,512	(365)	(4.9)	7,051
Current recoverable income taxes	595	613	(18)	(2.9)	441
Other financial assets	1,453	1,362	91	6.7	2,216
Inventories	1,094	1,097	(3)	(0.3)	1,082
Other assets	2,393	1,109	1,284	n.m.	2,183
Non-current assets	109,315	111,212	(1,897)	(1.7)	109,699
Intangible assets	51,985	52,675	(690)	(1.3)	53,014
Property, plant and equipment	46,837	47,806	(969)	(2.0)	48,203
Investments accounted for using the equity method	1,864	1,825	39	2.1	1,751
Other financial assets	778	779	(1)	(0.1)	1,676
Deferred tax assets	7,263	7,552	(289)	(3.8)	4,727
Other assets	588	575	13	2.3	328
Total assets	130,340	127,880	2,460	1.9	128,932

Liabilities and shareholders’ equity
Current liabilities	24,469	24,958	(489)	(2.0)	25,229
Financial liabilities	10,581	10,374	207	2.0	12,388
Trade and other payables	5,724	6,902	(1,178)	(17.1)	5,184
Income tax liabilities	1,565	1,358	207	15.2	1,072
Provisions	3,487	3,621	(134)	(3.7)	3,491
Other liabilities	3,112	2,703	409	15.1	3,094
Non-current liabilities	55,735	53,340	2,395	4.5	56,777
Financial liabilities	38,819	36,347	2,472	6.8	41,751
Provisions for pensions and other employee benefits	4,668	4,596	72	1.6	4,256
Other provisions	1,955	2,036	(81)	(4.0)	2,923
Deferred tax liabilities	8,278	8,331	(53)	(0.6)	6,302
Other liabilities	2,015	2,030	(15)	(0.7)	1,545
Liabilities	80,204	78,298	1,906	2.4	82,006

Shareholders’ equity	50,136	49,582	554	1.1	46,926
Issued capital	10,747	10,747	0	—	10,747
Capital reserves	49,565	49,561	4	0.01	49,536
Retained earnings including carryforwards	(13,175)	(18,760)	5,585	29.8	(16,171)
Other comprehensive income	(1,639)	(1,055)	(584)	(55.4)	(1,699)
Net profit	1,079	5,584	(4,505)	(80.7)	984
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,572	46,071	501	1.1	43,389
Minority interests	3,564	3,511	53	1.5	3,537
Total liabilities and shareholders’ equity	130,340	127,880	2,460	1.9	128,932

n.m. — not meaningful

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(Unaudited)

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total
	(millions of €)
Balance at January 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group
Profit (loss) after income taxes					984	984
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividends
Proceeds from the exercise of stock options		8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement
Balance at March 31, 2005	10,747	49,536	(19,827)	3,656	984	(15,187)

Balance at January 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					1,079	1,079
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividends
Sale of 2005 anniversary shares		(1)
Proceeds from the exercise of stock options		5
Change in other comprehensive income (not recognized in income statement)			1			1
Recognition of other comprehensive income in income statement
Balance at March 31, 2006	10,747	49,565	(22,415)	9,240	1,079	(12,096)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Equity attributable to equity holders of the parent
	Other comprehensive income
	Fair value measurement of available- for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Total
	(millions of €)
Balance at January 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)	95	(227)	(2)	84	1,074	1,024
Recognition of other comprehensive income in income statement	(46)	1				(45)
Balance at March 31, 2005	909	1,203	61	(472)	(3,400)	(1,699)

Balance at January 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividends
Sale of 2005 anniversary shares
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	(1)	88	(1)	(32)	(637)	(583)
Recognition of other comprehensive income in income statement		(1)				(1)
Balance at March 31, 2006	1	951	57	(367)	(2,281)	(1,639)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Equity attributable to equity holders of the parent
	Treasury shares	Total equity attributable to equity holders of the parent	Minority interest capital
	(millions of €)
Balance at January 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group			(1,002)
Profit (loss) after income taxes		984	122
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options		8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)		1,026	2
Recognition of other comprehensive income in income statement		(45)
Balance at March 31, 2005	(8)	43,389	3,454

Balance at January 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group			2
Profit (loss) after income taxes		1,079	108
Unappropriated net profit (loss) carried forward
Dividends			(54)
Sale of 2005 anniversary shares	1
Proceeds from the exercise of stock options		5
Change in other comprehensive income (not recognized in income statement)		(582)	1
Recognition of other comprehensive income in income statement		(1)
Balance at March 31, 2006	(5)	46,572	3,465

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Minority interests
	Other comprehensive income
	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
	(millions of €)
Balance at January 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group			(2)		(2)	(1,004)	(1,004)
Profit (loss) after income taxes						122	1,106
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options							8
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)	(2)		32		30	32	1,058
Recognition of other comprehensive income in income statement							(45)
Balance at March 31, 2005	59	0	23	1	83	3,537	46,926

Balance at January 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group	5	(2)			3	5	5
Profit (loss) after income taxes						108	1,187
Unappropriated net profit (loss) carried forward
Dividends						(54)	(54)
Sale of 2005 anniversary shares							0
Proceeds from the exercise of stock options							5
Change in other comprehensive income (not recognized in income statement)	(1)		(6)		(7)	(6)	(588)
Recognition of other comprehensive income in income statement							(1)
Balance at March 31, 2006	67	(2)	33	1	99	3,564	50,136

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the three months ended March 31,		For the year ended December 31,
	2006	2005	2005
	(millions of €)
Profit after income taxes	1,187	1,106	6,016
Depreciation, amortization and impairment losses	2,570	2,534	12,497
Income tax expense (refund)	563	466	196
Interest income and interest expenses	658	707	2,401
(Gain) loss from the disposal of non-current assets	(279)	(22)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(32)	(36)	(152)
Other non-cash transactions	67	(18)	(111)
Change in assets carried as working capital	(806)	(758)	(360)
Change in provisions	(180)	25	(230)
Change in other liabilities carried as working capital	(237)	(1,015)	(130)
Income taxes received (paid)	(212)	(424)	(1,200)
Dividends received	6	11	60
Cash generated from operations	3,305	2,576	17,929
Net interest paid	(509)	(400)	(2,931)
Net cash from operating activities	2,796	2,176	14,998
Cash outflows for investments in
Intangible assets	(228)	(623)	(1,868)
Property, plant and equipment	(1,816)	(2,468)	(7,401)
Non-current financial assets	(115)	(39)	(604)
Investments in fully consolidated subsidiaries	(290)	(2,003)	(2,051)
Proceeds from disposal of
Intangible assets	0	2	33
Property, plant and equipment	291	107	333
Non-current financial assets	200	157	1,648
Net change in short-term investments and marketable securities	(139)	(856)	(148)
Other	(63)	0	0
Net cash used in investing activities	(2,160)	(5,723)	(10,058)
Proceeds from issue of current financial liabilities	174	434	5,304
Repayment of current financial liabilities	(565)	(1,464)	(14,747)
Proceeds from issue of non-current financial liabilities	3,317	3,019	4,944
Repayment of non-current financial liabilities	(83)	(169)	(443)
Dividend payments	(64)	0	(2,931)
Proceeds from the exercise of stock options	4	8	34
Repayment of lease liabilities	(56)	(56)	(200)
Net cash from (used in) financing activities	2,727	1,772	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	5	30	69
Net increase (decrease) in cash and cash equivalents	3,368	(1,745)	(3,030)
Cash and cash equivalents, at the beginning of the period	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	8,343	6,260	4,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note (1) Changes within the consolidated Group

In the past year, we acquired interests in various companies that were not, or were only partially, included in our consolidated financial statements as of March 31, 2005, primarily the Telekom Montenegro group. In addition, T-Systems DSS was sold in the second quarter of 2005 and was no longer included in our quarterly financial statements as of March 31, 2006. In the first quarter of 2006, within the Business Customers strategic business area, T-Systems acquired gedas AG (“gedas”), which was fully consolidated for the first time as of March 31, 2006.

The table below shows the effects of changes in the composition of the Group on our consolidated statement of income for the first quarter of 2006:

	Broadband/Fixed Network	Mobile Communications	Business Customers	Total
	(millions of €)
Net revenue	18	6	(27)	(3)
Cost of sales	(10)	(2)	24	12
Gross profit	8	4	(3)	9
Selling expenses	(2)	(1)	2	(1)
General and administrative expenses	(1)	(1)	(1)	(3)
Other operating income	0	0	4	4
Other operating expenses	(1)	(1)	1	(1)
Profit (loss) from operations	4	1	3	8
Finance costs	0	0	0	0
Interest income	0	0	0	0
Interest expense	0	0	0	0
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0
Other financial income (expense)	0	0	0	0
Profit (loss) from financial activities	0	0	0	0
Profit (loss) before income taxes	4	1	3	8
Income taxes	0	0	0	0
Profit after income taxes	4	1	3	8
Profit (loss) attributable to minority interests	0	1	0	1
Net profit (loss)	4	0	3	7

Business combinations

Effective March 31, 2006, T-Systems acquired IT service provider gedas from Volkswagen AG for a purchase price of approximately EUR 0.3 billion. On the basis of a preliminary purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group, which reported a loss of EUR 11 million for the first quarter of 2006 on revenues of EUR 144 million.

	Fair value at date of first-time consolidation	Carrying amounts immediately prior to business combination
	(millions of €)
Current assets	236	236
Non-current assets	199	93
of which: intangible assets	126	20

Current liabilities	283	279
Non-current liabilities	39	6

Note (2) Loss from financial activities

Loss from financial activities consists of the following:

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Finance costs	(658)	(707)	49	6.9	(2,401)
Interest income	73	99	(26)	(26.3)	398
Interest expense	(731)	(806)	75	9.3	(2,799)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
Other financial income (expense)	58	(44)	102	n.m.	777

n.m. — not meaningful

The reduction in loss from financial activities was primarily due to the proportion of the proceeds from the sale of Celcom (EUR 196 million) from 2003 that was not received until the first quarter of 2006, and is now recognized as other financial income. In addition, finance costs were reduced, due to our, on average, lower financial liabilities, as well as to a reduction in the average level of interest rates.

Note (3) Personnel

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Personnel costs	(3,439)	(3,342)	(97)	(2.9)	(14,254)

Our personnel costs increased, despite an overall decrease in the average number of employees, primarily due to contractually agreed increases in wages and salaries and, at T-Mobile USA, to personnel increases and exchange-rate effects.

Our personnel-cost ratio (personnel costs divided by net revenues) for the first quarter of 2006 was 23.2% of net revenue, an improvement of 0.2 percentage points year-on-year.

Average number of employees

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
Deutsche Telekom Group	243,424	243,967	(543)	(0.2)	244,026
Non-civil servants	199,203	197,166	2,037	1.0	197,501
Civil servants	44,221	46,801	(2,580)	(5.5)	46,525

Trainees and student interns	10,447	10,621	(174)	(1.6)	10,019

Number of employees as of the balance sheet date

	As of March 31, 2006	As of December 31, 2005	Change	Change %	As of March 31, 2005
Deutsche Telekom Group	248,982	243,695	5,287	2.2	243,784
Non-civil servants	204,818	197,741	7,077	3.6	197,123
Civil servants	44,164	45,954	(1,790)	(3.9)	46,661

Trainees and student interns	10,468	11,481	(1,013)	(8.8)	10,568

The increase in our number of employees at March 31, 2006, was mainly due to the first-time consolidation of gedas.

Note (4) Depreciation, amortization and impairment losses

	For the three months ended March 31,				As of December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Amortization and impairment of intangible assets	617	613	4	0.7	4,427
of which: UMTS licenses	222	213	9	4.2	864
of which: U.S. mobile communications licenses	—	23	(23)	n.m.	30
of which: goodwill	10	—	10	n.m.	1,920
Depreciation and impairment of property, plant and equipment	1,953	1,921	32	1.7	8,070
Total depreciation, amortization and impairment losses	2,570	2,534	36	1.4	12,497

n.m. — not meaningful

The increase in depreciation, amortization and impairment losses was primarily due to increased depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets during the previous year, which resulted in a higher depreciation base, particularly at T-Mobile USA.

Note (5) Intangible assets and property, plant and equipment

The components of intangible assets and property, plant and equipment as of March 31, 2006 and 2005, and December 31, 2005, are as follows:

	As of March 31, 2006	As of December 31, 2005	Change	Change %	As of March 31, 2005
	(millions of €, except where indicated)
Intangible assets	51,985	52,675	(690)	(1.3)	53,014
of which: UMTS licenses	13,318	13,613	(295)	(2.2)	14,246
of which: U.S. mobile communications licenses	16,677	17,047	(370)	(2.2)	15,378
of which: goodwill	18,415	18,375	40	0.2	19,903
Property, plant and equipment	46,837	47,806	(969)	(2.0)	48,203

The decrease in the total value of intangible assets and property, plant and equipment in the first quarter of 2006 was primarily due to exchange-rate effects totaling EUR 0.9 billion, as well as to a volume of amortization, depreciation and impairment losses that exceeded the level of investment.

The additions to assets for the three months ended March 31, 2006 and 2005, and the twelve months ended December 31, 2005, were as follows:

	For the three months ended March 31,				As of December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Additions to assets	2,005	4,138	(2,133)	(51.5)	11,100
Intangible assets	517	1,523	(1,006)	(66.1)	2,828
Property, plant and equipment	1,488	2,615	(1,127)	(43.1)	8,272

Additions to assets in the first quarter of 2006 primarily included goodwill from the acquisition of the gedas group and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The much higher level of investment in the first quarter of the previous year primarily consisted of the goodwill relating to the acquisition of additional shares in T-Online International AG and the purchase of networks in California and Nevada.

Note (6) Stock-based compensation plans

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans (SOP).

Deutsche Telekom AG stock option plans

In 2000, we granted stock options to certain employees for the first time. This plan expired in mid-2005. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005, without compensation.

In addition, at the shareholders’ meeting in May 2001, the shareholders approved the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options (thousands)	Weighted average exercise price (€)
Outstanding stock options at January 1, 2006	11,096	24.59
Granted	0	—
Exercised	20	12.36
Forfeited	55	24.35
Outstanding at March 31, 2006	11,021	24.62
Exercisable as of March 31, 2006	11,021	24.62

T-Online International AG stock option plans

In 2000, T-Online International AG adopted the 2000 Stock Option Plan for the Board of Management, specialists and executives of T-Online and its subsidiaries. Since neither of the performance targets were achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005. At the 2001 shareholders’ meeting, the shareholders approved a new stock option plan, structured as a premium-priced plan, to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the plan adopted in 2001:

	SOP 2001
	Stock options (thousands)	Weighted average exercise price (€)
Outstanding stock options at January 1, 2006	3,551	10.30
Granted	0	—
Exercised	0	—
Forfeited	32	10.27
Outstanding at March, 31, 2006	3,519	10.31
Exercisable as of March 31, 2006	3,493	10.31

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted into options to purchase shares of Deutsche Telekom at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At March 31, 2006, 13.1 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP). The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options and Powertel options, which were combined in 2004:

	Stock options (thousands)	Weighted average exercise price (USD)
Outstanding stock options at January 1, 2006	13,848	20.36
Granted	0	—
Exercised	474	9.55
Forfeited	27	32.62
Expired	237	27.75
Outstanding at March 31, 2006	13,110	20.59
Exercisable as of March 31, 2006	12,864	20.73

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005, respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options (thousands)	Weighted average exercise price (HUF)
Outstanding stock options at January 1, 2006	1,929	944
Granted	0	—
Exercised	0	—
Forfeited	46	944
Outstanding at March 31, 2006	1,883	944
Exercisable as of March 31, 2006	1,883	944

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In 2004, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The intention is to launch the plan annually on a revolving basis for five years, with each tranche of the plan to run for three years. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004, and will end upon the expiration of its three-year term on December 31, 2006. The MTIP 2005 came into effect on January 1, 2005, and will end upon the expiration of its three-year term on December 31, 2007.

The MTIP is a cash-based plan. A certain amount is established as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30% since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, 50% of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management, from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants, which is based on cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EuroSTOXX Total Return Index.

A provision in the amount of EUR 25 million for the MTIPs linked to the development of the T-Share was reversed in the first quarter of 2006, due to a sustained shortfall in the performance of the T-Share, relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile USA amounted to approximately EUR 10 million.

Note (7) Total financial liabilities

The components of total financial liabilities (which includes current and noncurrent financial liabilities) as of March 31, 2006 and 2005, and December 31, 2005, were as follows:

	As of March 31, 2006	As of December 31, 2005	As of March 31, 2005
	(millions of €)
Bonds	39,696	37,255	42,275
Liabilities to banks	2,447	2,227	3,121
Liabilities to non-banks from promissory notes	641	645	656
Liabilities from derivatives	549	678	1,143
Lease liabilities	2,374	2,373	2,459
Liabilities arising from ABS transactions	1,331	1,363	1,487
Other financial liabilities	2,362	2,180	2,998
Total financial liabilities	49,400	46,721	54,139

Note (8) Contingencies and other financial obligations

Contingencies and other financial obligations increased slightly during the first quarter of 2006, by EUR 0.3 billion to EUR 34 billion, compared to December 31, 2005. This increase was mainly a result of an increase in the level of purchase commitments. This was offset by a reduction in purchase commitments for interests in other companies in connection with the acquisition of gedas.

Note (9) Segment information

The following tables provide a financial summary of Deutsche Telekom’s strategic business areas, and Group Headquarters and Shared Services, for 2005, as well as for the first quarters of 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/ Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

For the three months ended March 31, 2006 For the three months ended March 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	14,842	—	14,842	2,318	32	(2,551)	(19)
	14,288	—	14,288	2,287	36	(2,486)	(48)
Mobile Communications	7,405	170	7,575	1,055	28	(1,222)	(3)
	6,531	215	6,746	966	30	(1,112)	(24)
Broadband/ Fixed Network	5,207	949	6,156	1,262	3	(959)	(10)
	5,458	1,097	6,555	1,434	3	(1,010)	0
Business Customers	2,152	859	3,011	99	1	(214)	0
	2,234	872	3,106	174	1	(217)	0
Group Headquarters & Shared Services	78	793	871	(94)	0	(168)	(6)
	65	788	853	(267)	0	(161)	(23)
Reconciliation	—	(2,771)	(2,771)	(4)	0	12	0
	—	(2,972)	(2,972)	(20)	2	14	(1)

Note (10) Earnings per share

		For the three months ended March 31,		For the year ended December 31,
		2006	2005	2005
Calculation of basic earnings per share
Net profit	(millions of €)	1,079	984	5,584
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	25	25	98
Adjusted net profit (basic)	(millions of €)	1,104	1,009	5,682

Number of ordinary shares issued	(millions)	4,198	4,198	4,198
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(3)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(23)	(25)	(24)
Effect from the potential conversion of the mandatory convertible bond	(millions)	163	156	163
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,336	4,326	4,335

Basic earnings per share/ADS	(€)	0.25	0.23	1.31

Calculation of diluted earnings per share
Adjusted net profit (basic)	(millions of €)	1,104	1,009	5,682
Dilutive effects on profit from stock options (after taxes)	(millions of €)	0	0	0
Net profit (diluted)	(millions of €)	1,104	1,009	5,682

Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,336	4,326	4,335
Dilutive potential ordinary shares from stock options and warrants	(millions)	2	5	3
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,338	4,331	4,338

Diluted earnings per share/ADS	(€)	0.25	0.23	1.31

Note (11) Subsequent events

According to published reports, on April 24, 2006, KfW (Kreditanstalt für Wiederaufbau) sold approximately 192 million shares of Deutsche Telekom AG, approximately 4.5% of its Deutsche Telekom AG share capital, to the Blackstone Group, a U.S.-based private equity investment firm, for approximately EUR 2.68 billion. As a result, KfW’s stake in Deutsche Telekom AG has been reduced to 17.5%, with the total stake in Deutsche Telekom AG held by KfW, together with the Federal Republic, now aggregating approximately 33%. It was also reported that Blackstone has agreed not to dispose of its holdings in Deutsche Telekom AG for a two-year period, and that KfW will not sell any additional shares in Deutsche Telekom AG for one year.

In May 2006, we agreed with the German tax authorities on the application of a trade tax law provision regarding certain capital losses incurred in 2002 and 2003. We expect to release an accrual for trade taxes as a result of this agreement, which will have the effect of increasing net income in the second quarter of 2006. The amount of such expected increase has not yet been determined, but may be significant.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion, which has been prepared on the basis of IFRS, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. However, those financial statements have been prepared in accordance with the requirements of IFRS, which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see “Reconciling Differences between IFRS and U.S. GAAP” and notes 48 and 49 to the consolidated financial statements contained in our Annual Report on Form 20-F.

The strategies and expectations referred to in the following discussions under the headings “Introduction,”  “Recent Developments” and “Outlook” contain forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in these discussions will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and, therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to materially differ from those expressed in, or implied by, the forward-looking statements. Factors that may affect the forward-looking statements include delays in the planned merger of T-Online into Deutsche Telekom AG and the progress of our workforce-adjustment initiative, described below. In addition, stronger than expected competition, technological change or regulatory developments, among other factors, may have a material adverse effect on our rates of revenue growth. Please refer to “Forward-Looking Statements” contained in this Report, and “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” contained in our Annual Report on Form 20-F, for descriptions of some of the factors relevant to these discussions and other forward-looking statements in this Report.

INTRODUCTION

Excellence Program.

Following the success of our debt-reduction and restructuring efforts from 2002 through 2005, we entered a new stage of development in 2006, focusing on growth and value enhancement. With the Excellence Program, launched in 2005, we began to transform the Group’s organic strategy. This program consists of three core elements that play a critical role in the achievement of our goals:

•                  Growth programs for the three strategic business areas, Mobile Communications, Broadband/Fixed Network and Business Customers;

•                  Group-wide initiatives to tap the potential of intelligent integration; and

•                  Long-term changes in our corporate culture toward a stronger focus on customers’ needs.

Growth programs.

Mobile Communications focuses on maintaining its level of growth through simple, attractive calling plans,  specific options and services tailored to various customer groups. For example, the T-Mobile@Home option, which was launched in early 2006, enables customers to make mobile calls to German fixed-network lines at low rates within a radius of up to 2 km from a pre-selected address. More than 500,000 customers chose to take advantage of this option in the first quarter of 2006. The further expansion of mobile data services is also supporting continued growth. In total, T-Mobile has already sold more than 400,000 web’n’walk-compatible devices, which supports our view that the future of mobile Internet lies in completely mobile access. Moreover, the Save for Growth program (long-term cost savings to create flexibility for further investments in growth), which was launched in 2005, will be continued in 2006.

In the Broadband/Fixed Network strategic business area, T-Com has set the goals of defending its core business and stabilizing its market share in terms of call minutes. Rate innovations and a highly simplified product range will be significant factors in achieving these objectives. In addition, growth in the number of broadband lines will be further developed with the help of the “Conquer the home” initiative. We are currently building a high-speed network of up to 50 Mbit/s in 10 major German cities, which will lay the foundation for new combined, high-bandwidth products that bundle communications services, high-speed Internet access and entertainment offerings (“triple-play” services). In furtherance of this strategy, for example, we have secured a basis for offering highly attractive content by acquiring the IP transmission rights to Bundesliga soccer games.

The measures undertaken in the Business Customers strategic business area affect both the telecommunications and information technology (IT) businesses. With respect to telecommunication services, an important goal is to regain market share among large and medium-sized business customers. In the European IT market, Business Customers intends to generate long-term growth by offering standardized IT services and solutions for small- and medium-sized business customers and by expanding its IT outsourcing business among new and existing key accounts. To further develop its portfolio, T-Systems Enterprise Services GmbH acquired the IT services provider, gedas AG, from Volkswagen AG, which will ensure a stronger presence in the global automotive market.

Group-wide initiatives.

As an integrated telecommunications provider, the Deutsche Telekom Group is developing convergent solutions designed to meet customers’ needs for simplicity and service. In this regard, T-One, an integrated terminal device that enables both fixed-network and mobile telephony, was unveiled at the CeBIT information and communications technology trade show in March 2006.

Following the completion of our planned merger with T-Online International AG, we intend to implement a Group-wide customer relationship management (CRM) system, with the aim of increasing customer satisfaction and better utilizing the potential of cross-selling.

Further increasing efficiency is another goal that the entire Group is steadfastly pursuing, including measures undertaken in the areas of IT network infrastructure and real estate-related costs, as well as steps to improve the personnel-cost ratio (personnel costs divided by net reveunes). Implementation of our previously announced staff-restructuring program began on schedule. In addition, as part of the optimization of our central corporate functions, Group Headquarters staff will be reduced to 850 persons.

Performance and service culture.

Improved customer orientation is the focus of the cultural changes taking place within the Group. The “Five days with the customer” program, which was launched in 2005 and under which all of the Group’s top managers must spend at least five days in direct contact with customers, will continue in 2006. The STEP up! program, an executive development program that defines and realizes competency profiles and performance management processes for all executives throughout the Group, was developed in recognition of the distinctive function of executives as role models. In addition, all newly hired employees complete an introductory program that will also bring them into direct contact with customers.

Code of Conduct.

We introduced a Code of Conduct on April 19, 2006. Not only is the Code of Conduct a bridge between T-Spirit, relevant legislation and Group policies, it also complies with the requirements placed on us as a listed company. Moreover, the Code is the Company’s way to link value management and ethical management with compliance and anti-fraud management.

RECENT DEVELOPMENTS

Lufthansa and Deutsche Telekom agree on future worldwide cooperation.

Deutsche Lufthansa AG and Deutsche Telekom AG have entered into a strategic partnership, with the aim of intensifying the use of the products and services of both companies, to the benefit of their respective customers. A major part of this partnership is the marketing cooperation between Lufthansa’s Miles & More program and the companies in the Deutsche Telekom Group. From July 2006, T-Mobile customers will be able to earn bonus miles for their mobile phone calls and receive attractive bonus miles packages when they choose certain calling plan or data options.

Staff restructuring at Deutsche Telekom AG gets underway.

As previously announced, we launched our personnel-restructuring program in 2005. We have set a target of reducing the number of jobs at Deutsche Telekom AG by 19,000 net by 2008. The heart of this program is the implementation of downsizing measures that avoid compulsory redundancies and are based on the principle of voluntary action by employees. A total of approximately EUR 3.3 billion is available for this purpose. To reduce personnel, we introduced a special redundancy payment program limited to the period from March 1 through August 31, 2006. Under this program, employees whose pay is regulated by a collective bargaining agreement, and who are between 40 and 55 years of age, can receive a voluntary redundancy payment of up to EUR 225,000. Another program enables employees who have already reached retirement age, or will do so within the next two years, to leave the Group early and receive voluntary redundancy pay. Both DeTeImmobilien and T-Systems are promoting workforce restructuring throughout the Group in Germany with their own limited-time severance models. To further promote workforce re-balancing within the Group, we are offering our employees special benefits for switching jobs, such as income-protection provisions, for a limited time through August 31, 2006.

In the second quarter of 2006, Deutsche Telekom AG plans to negotiate with the trade unions and implement its workforce restructuring plans, which will involve some personnel reductions. In late March 2006, representatives of T-Com agreed with the trade unions to reorganize T-Com’s call center structure, which will result in a cut in the number of T-Com call centers in the Consumer Sales area from the current level of 96 to 60. The employees affected by these cuts will be offered alternative employment within Deutsche Telekom AG. The first voluntary workforce reductions were set in motion within T-Com on April 1, 2006, affecting 3,680 jobs. In accordance with the collective agreement with the trade unions, the staff restructuring measures will not lead to any compulsory redundancies at Deutsche Telekom AG until at least the end of 2008. With respect to civil servants working at Deutsche Telekom AG, we are coordinating closely with the relevant ministries and anticipate a decision in the second quarter of 2006.

Successful issue in U.S. dollars and euros.

We took advantage of the favorable market environment in the first quarter of 2006 to issue a series of bonds, which included medium-term notes amounting to EUR 1 billion, and to issue three tranches of  U.S. dollar bonds in the amount of USD 2.5 billion.

Celcom pays USD 0.2 billion to Deutsche Telekom.

In February 2006, Celcom (Malaysia) Berhad, Telekom Malaysia Bhd.’s mobile communications division, fulfilled its financial obligations arising from the arbitration proceedings brought before the ICC International Court of Arbitration in Paris by DeTeAsia Holding GmbH, our wholly owned subsidiary, against Celcom in March 2003. This involved a payment of USD 233 million (EUR 196 million), including additional interest.

Deutsche Telekom AG anticipates tough collective bargaining talks.

The collective wage agreement with united services union ver.di terminated on March 31, 2006. New negotiations began with various demands from the union, including a wage increase of 6% and a special bonus of EUR 250 for ver.di union members. We have rejected these demands on the grounds that they are excessive. We intend to achieve a moderate wage agreement that will not jeopardize plans to implement a sustainable reduction in the personnel-cost ratio. Negotiations with the trade unions will continue in May 2006. We anticipate that the union may initiate industrial action in the second quarter of 2006.

Merger of T-Online International AG into Deutsche Telekom AG.

On April 29, 2005, the shareholders’ meeting of T-Online International AG approved the agreement signed with Deutsche Telekom on March 8, 2005, relating to the merger of T-Online into Deutsche Telekom. Due to lawsuits filed by several T-Online shareholders against the legality of this approval, the merger can only be entered in the commercial registers of the two companies, and therefore completed, as soon as the responsible court issues a legally binding ruling in a judicial release proceeding, such that the lawsuits do not stand in the way of the recording of the merger in the commercial registers (a “release ruling”), or the lawsuits are dismissed or dropped. The Frankfurt am Main Higher Regional Court, as the court of second instance, issued a release decision in February 2006. This decision is not yet final and legally binding, however, and various opponents of the judicial release proceedings—T-Online shareholders who have filed complaints—have filed for appeal with the Federal Court of Justice.

Mobile Communications

T-Mobile brings FIFA World Cup to mobile phones.

T -Mobile is bringing the soccer event of the year directly to mobile phones as a TV program. When the opening game of the FIFA World Cup 2006™ kicks off on June 9, 2006, in Munich, T-Mobile customers will be able to watch the exciting event live via the MobileTV service. Throughout the four weeks of the FIFA World Cup, customers will be able to follow numerous events live on their mobile phones via a mobile TV channel offered by T-Mobile. To receive the live broadcasts, customers must have UMTS network coverage plus a UMTS-enabled mobile phone that supports this service. The Mobile TV service will use streaming to transmit images and sound.

T-Mobile@home: Calling from home at attractive fixed-network rates.

On January 16, 2006, T-Mobile launched yet another attractive option for mobile voice communications. With T-Mobile@home, T-Mobile customers in Germany can make mobile calls from their home or office to fixed-network lines in Germany at low rates. What makes this option so special is that this rate is not limited to the confines of the customer’s home or office, but applies within a 2-kilometer radius of the chosen location. Customers also receive a fixed-network telephone number with a local area code for T-Mobile@home. They can be reached at this number within the defined T-Mobile@home area at customary fixed-network rates and conditions.

HSDPA launched.

Since March 2006, highspeed UMTS (Universal Mobile Telecommunication System), based on HSDPA (High Speed Downlink Packet Access) technology, has been speeding mobile data transmissions in large parts of T-Mobile’s UMTS network at up to 1.8 megabits per second (Mbit/s). Additionally, EDGE (Enhanced Data rates for GSM Evolution) technology will enable mobile data transfers at up to four times the speed of ISDN throughout Germany’s nationwide GPRS (General Packet Radio Service) network.

Go-ahead for acquisition of tele.ring by T-Mobile in Austria.

On April 26, 2006, the Competition Directorate-General of the European Commission and the Austrian telecommunications authorities cleared T-Mobile Austria’s acquisition of Austrian mobile communications provider, tele.ring, for a purchase price of approximately  EUR 1.3 billion. The transaction closed on April 28, 2006, and the company will be consolidated as of May 2, 2006. Following the acquisition, T-Mobile Austria now has approximately 3.3 million customers and a market share of 37%.

Internet access on high-speed ICE trains: First test phase a success.

T-Mobile and Deutsche Bahn have completed the test phase of an online Internet service on selected high-speed trains. Evaluation of whether to expand the service to other Deutsche Bahn routes and train types is ongoing. Additionally, more than 20 train stations have now been equipped as T-Mobile HotSpots.

Broadband/Fixed Network

Cooperation with Microsoft on development of IPTV.

The Group will in the future offer its customers television via VDSL, plus supplementary interactive services and comprehensive entertainment services, using Microsoft TV IPTV edition software as a technical platform. This platform facilitates new interactive services, such as digital personal video recording, in addition to reception of TV channels in both standard and HDTV quality. Viewers will also be able to access attractive content packages that include selected feature films, television programming and documentaries. IPTV will be launched on the basis of the new VDSL network, which is currently being developed by T-Com to enable bandwidths of up to 50 Mbit/s.

DualPhone solution T-One.

T-One is scheduled to be launched in mid-2006. T-One is a simple, convenient solution for both T-DSL and T-Net customers to use voice and data services in the German fixed and mobile network. Whether at home, on the move or using one of T-Com and T-Mobile’s German HotSpots, customers can now talk and send text and multimedia messages using just one device. The DSL version of the device supports both W-LAN technology and the transmission technologies used in digital mobile networks.

Business Customers

Acquisition of gedas completed.

On March 31, 2006, T-Systems Enterprise Services GmbH completed the acquisition of the shares of gedas AG from Volkswagen AG. By acquiring gedas, Business Customers is expanding its core expertise as a service provider for information and communication technology (ICT) in the automotive sector. With some 5,500 employees, two-thirds of whom are located outside of Germany, gedas will strengthen Business Customers’ expertise in the automotive industry and support its internationalization strategy. The gedas brand will be absorbed into the T-Systems brand by January 1, 2007. With the acquisition, T-Systems has also gained the VW group as a corporate customer, with a framework agreement that runs for seven years and covers IT services valued at EUR 2.5 billion.

DaimlerChrysler extends framework agreement through 2008.

The automotive group, DaimlerChrysler AG, has extended its global framework agreement with T-Systems through the end of 2008. This framework agreement brings together seven service agreements and forms the framework for all information and communications technology services provided by T-Systems. T-Systems operates mainframe computers and client-server architectures for the German-American automotive group. In addition, it develops and maintains business-critical applications in areas such as customer support, vehicle development, production, sales and corporate management. T-Systems also manages the automotive group’s corporate network in Germany as well as its contingency network in Asia.

Federal Network Agency Actions.

Reduction in interconnection charges

On April 13, 2006, the Federal Network Agency set new interconnection charges for the telecommunications market, which lowered interconnection charges by an average of 10%. The new charges will apply from June 1, 2006, to November 30, 2008.

DSL resale — Ex post rates regulation by Federal Network Agency.

On April 6, 2006, the Federal Network Agency initiated rate regulation of DSL resale rates, which is intended to clarify whether the wholesale terms and conditions for DSL resale products are distorting competition to the detriment of other providers. The Federal Network Agency is expected to issue its findings by June 6, 2006.

Bitstream access — draft regulatory order.

On April 26, 2006, the Federal Network Agency published its draft regulatory order for bitstream access at the IP level. This proposed action is intended to require Deutsche Telekom AG to make bitstream access available to competitors, as well as to obtain prior approval of its proposed bitstream access rates. The draft order is open to comments from competitors and from us until May 26, 2006. After that time, the Federal Network Agency will review the regulatory order, taking into consideration the comments received, and submit it to the commission for final determination. The resulting regulatory order is not expected to become binding before July 2006.

OUTLOOK

Development of revenue and profit.

Group-wide measures are helping to secure sustained profitable growth and value enhancement. Deutsche Telekom is investing more heavily in revenue growth in 2006 and anticipates average annual revenue growth of approximately 5% in the Group over the next two years.

Deutsche Telekom aims to continue offering its shareholders an attractive dividend. Among other factors, this will largely depend on the development of net profit.

The strategy of investing in revenue growth will also be reflected in investments in property, plant and equipment and in intangible assets (excluding goodwill), which will again be concentrated on the Broadband/Fixed Network and Mobile Communications strategic business areas.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Net revenue	14,842	14,288	554	3.9	59,604
Cost of sales	(7,821)	(7,525)	(296)	(3.9)	(31,862)
Gross profit	7,021	6,763	258	3.8	27,742
Selling expenses	(3,774)	(3,435)	(339)	(9.9)	(14,683)
General and administrative expenses	(1,077)	(1,026)	(51)	(5.0)	(4,210)
Other operating income	350	279	71	25.4	2,408
Other operating expenses	(202)	(294)	92	31.3	(3,635)
Profit from operations	2,318	2,287	31	1.4	7,622
Finance costs	(658)	(707)	49	6.9	(2,401)
Interest income	73	99	(26)	(26.3)	398
Interest expense	(731)	(806)	75	9.3	(2,799)
Share of profit of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
Other financial income (expense)	58	(44)	102	n.m.	777
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Profit before income taxes	1,750	1,572	178	11.3	6,212
Income taxes	(563)	(466)	(97)	(20.8)	(196)
Profit after income taxes	1,187	1,106	81	7.3	6,016
Profit attributable to minority interests	108	122	(14)	(11.5)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,079	984	95	9.7	5,584
Earnings per share(1) /ADS(2) (Basic and Diluted)	0.25	0.23	0.02	8.7	1.31

n.m. — not meaningful

(1)             Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.

(2)             One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

Net revenue

We continued our growth in the first quarter of 2006 with net revenue increasing to EUR 14.8 billion. This represents an increase of EUR 0.6 billion or 3.9% compared with the same period in the previous year. Exchange rate effects, primarily from the translation of U.S. dollars (USD), accounted for EUR 0.3 billion of this revenue growth.

The Mobile Communications strategic business area continues to be the main revenue driver in the Group in the first quarter of 2006. Continued customer growth at T-Mobile USA resulted in revenue gains of more than 12% for the Mobile Communications strategic business area as compared with the first quarter of 2005.

Despite the positive development at T-Online, net revenue in the Broadband/Fixed Network strategic business area decreased in the first quarter of 2006 as compared with the first quarter of 2005. T-Online recorded revenue growth primarily as a result of marketing a package consisting of DSL access and rates. T-Com, on the other hand, recorded a decrease in revenue due mainly to lower call revenues and a decrease in narrowband lines.

Revenue in the Business Customers strategic business area also declined. The slight revenue growth in the Business Services unit, which was partly attributable to the successful implementation of the IT strategy for small and medium-sized enterprises, was offset by a decrease in revenue in the Enterprise Services unit.

The following table shows the contributions of our strategic business areas to our total revenue before elimination of inter-segment revenue.

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Net revenue	14,842	14,288	554	3.9	59,604
Mobile Communications(1)	7,575	6,746	829	12.3	29,452
Broadband/Fixed Network(1)	6,156	6,555	(399)	(6.1)	26,035
Business Customers(1)	3,011	3,106	(95)	(3.1)	12,850
Group Headquarters & Shared Services(1)	871	853	18	2.1	3,505
Inter-segment revenue(2)	(2,771)	(2,972)	201	6.8	(12,238)

(1)             Total revenue (including revenue between strategic business areas).

(2)             Elimination of revenue between strategic business areas.

Net revenue (total revenue excluding inter-segment revenue)

The contribution of the strategic business areas to Group net revenue (after elimination of inter-segment revenue) is presented below:

	For the three months ended March 31, 2006	Proportion of net revenue of the Group %	For the three months ended March 31, 2005	Proportion of net revenue of the Group %	Change	Change %	For the year ended December 31, 2005
	(millions of €, except where indicated)
Net revenue	14,842	100.0	14,288	100.0	554	3.9	59,604
Mobile Communications	7,405	49.9	6,531	45.7	874	13.4	28,531
Broadband/Fixed Network	5,207	35.1	5,458	38.2	(251)	(4.6)	21,731
Business Customers	2,152	14.5	2,234	15.6	(82)	(3.7)	9,058
Group Headquarters & Shared Services	78	0.5	65	0.5	13	20.0	284

The Mobile Communications strategic business area now accounts for almost 50% of the Group’s net revenue and has again increased this proportion substantially. The proportion of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas decreased to approximately 35% and almost 15%, respectively.

Boosted by sustained revenue growth at T-Mobile USA, international revenue in the first quarter of 2006 was up almost 15% as compared with the same period in the previous year. The proportion generated outside Germany rose by more than 4 percentage points from the first quarter of 2005 to approximately 45%.

Net revenue by geographic area

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Net revenue	14,842	14,288	554	3.9	59,604
Domestic	8,208	8,511	(303)	(3.6)	34,183
International	6,634	5,777	857	14.8	25,421
Proportion generated internationally (%)	44.7	40.4	-	-	42.6
Europe (excluding Germany)	3,234	3,115	119	3.8	13,272
North America	3,332	2,592	740	28.5	11,858
Other	68	70	(2)	(2.9)	291

Cost of sales

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total Group	(7,821)	(7,525)	(296)	(3.9)	(31,862)

The increase in cost of sales as a whole was proportional to the growth of revenues, with a positive cost trend in the Mobile Communications strategic business area offsetting a slightly less than proportional decrease in costs in the Broadband/Fixed Network strategic business area.

Selling expenses

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total Group	(3,774)	(3,435)	(339)	(9.9)	(14,683)

The increase in selling expenses was predominantly attributable to higher commission and marketing expenses in the Broadband/Fixed Network and Mobile Communications strategic business areas. Higher costs at T-Mobile USA were primarily exchange-rate driven.

General and administrative expenses

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total Group	(1,077)	(1,026)	(51)	(5.0)	(4,210)

Besides Business Customers and Group Headquarters & Shared Services, the increase in general and administrative expenses related primarily to Mobile Communications. The increase at Mobile Communications was attributable to exchange rates as well as higher personnel costs.

Profit from operations

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total Group	2,318	2,287	31	1.4	7,622

Profit from operations was up slightly year-on-year in the first quarter of 2006, boosted in particular by the contributions made by Mobile Communications and Group Headquarters & Shared Services. By contrast, profit from operations in the Broadband/Fixed Network and Business Customers strategic business areas fell, mainly due to the decline in revenue.

Loss from financial activities

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Loss from financial activities	(568)	(715)	147	20.6	(1,410)
Finance costs	(658)	(707)	49	6.9	(2,401)
Interest income	73	99	(26)	(26.3)	398
Interest expense	(731)	(806)	75	9.3	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	32	36	(4)	(11.1)	214
Other financial income (expense)	58	(44)	102	n.m.	777

n.m.—not meaningful

The reduction in loss from financial activities was primarily due to the proportion of proceeds from the sale of Celcom (EUR 196 million) from 2003 that was not received until the first quarter of 2006, and is now recognized as other financial income. In addition, finance costs were reduced, due to, on average, lower financial liabilities as well as to a decrease in the average level of interest rates.

Personnel costs

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Total Group	(3,439)	(3,342)	(97)	(2.9)	(14,254)

Despite an overall decrease in the average number of employees, personnel costs increased, primarily due to collectively agreed increases in wages and salaries and, at T-Mobile USA, to personnel increases and exchange-rate effects.

The personnel-cost ratio (personnel costs divided by net revenues) for the first quarter of 2006 was 23.2% of revenues, an improvement of 0.2 percentage points year-on-year.

Depreciation, amortization and impairment losses

	For the three months ended March 31,				As of December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Amortization and impairment of intangible assets	617	613	4	0.7	4,427
of which: UMTS licenses	222	213	9	4.2	864
of which: U.S. mobile communications licenses	—	23	(23)	n.m.	30
of which: goodwill	10	—	10	n.m.	1,920
Depreciation and impairment of property, plant and equipment	1,953	1,921	32	1.7	8,070
Total depreciation, amortization and impairment losses	2,570	2,534	36	1.4	12,497

n.m.—not meaningful

The increase in depreciation, amortization and impairment losses was primarily due to higher depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets in the prior year, which resulted in a higher depreciation base, particularly at T-Mobile USA.

Profit (loss) before income taxes

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Total Group	1,750	1,572	178	11.3	6,212

The Group increased its profit before income taxes by EUR 0.2 billion year-on-year to EUR 1.8 billion in the first quarter of 2006. This equates to growth of over 11%. The main factor in this increase, besides the improvement in finance costs, was the positive development of profit from financial activities, which was largely attributable to the enforcement of an arbitral award in connection with the sale of Celcom interests in 2003. The sale proceeds of EUR 0.2 billion were ultimately received in the first quarter of 2006.

Income tax expense

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Total Group	(563)	(466)	(97)	(20.8)	(196)

The increase income tax expense for the period ended March 31, 2006 is primariy due to improved operating results. The effective tax rate increase was also due to the improved operating results for the period ended March 31, 2006.

Net profit

	For the three months ended March 31,				For the year ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Total Group	1,079	984	95	9.7	5,584

Net profit increased by EUR 0.1 billion in the first quarter of 2006 to EUR 1.1 billion. This represents an increase of just under 10%, compared to the previous year. The improvement was mainly attributable to higher profit before income taxes, despite an increase in tax expense.

SEGMENT ANALYSIS

The following tables give an overall summary of our segments for 2005, as well as for the first quarters of 2006 and 2005.

For the year ended December 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/ Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

For the three month ended March 31, 2006 For the three months ended March 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	14,842	—	14,842	2,318	32	(2,551)	(19)
	14,288	—	14,288	2,287	36	(2,486)	(48)
Mobile Communications	7,405	170	7,575	1,055	28	(1,222)	(3)
	6,531	215	6,746	966	30	(1,112)	(24)
Broadband/ Fixed Network	5,207	949	6,156	1,262	3	(959)	(10)
	5,458	1,097	6,555	1,434	3	(1,010)	0
Business Customers	2,152	859	3,011	99	1	(214)	0
	2,234	872	3,106	174	1	(217)	0
Group Headquarters & Shared Services	78	793	871	(94)	0	(168)	(6)
	65	788	853	(267)	0	(161)	(23)
Reconciliation	—	(2,771)	(2,771)	(4)	0	12	0
	—	(2,972)	(2,972)	(20)	2	14	(1)

Mobile Communications

	As of March 31, 2006	As of December 31, 2005	% Change March 31, 2006/ December 31, 2005	As of March 31, 2005	% Change March 31, 2006/ March 31, 2005

Mobile customers (total)(1)	87.7	86.6	1.3	79.0	11.0
T-Mobile Deutschland(2)	30.2	29.5	2.4	27.6	9.4
T-Mobile USA	22.7	21.7	4.6	18.3	24.0
T-Mobile UK(3)	16.4	17.2	(4.7)	16.1	1.9
T-Mobile Netherlands	2.3	2.3	0.0	2.2	4.5
T-Mobile Austria	2.1	2.1	0.0	2.0	5.0
T-Mobile CZ (Czech Republic)	4.6	4.6	0.0	4.4	4.5
T-Mobile Hungary	4.2	4.2	0.0	4.1	2.4
T-Mobile Hrvatska (Croatia)	2.0	1.9	5.3	1.6	25.0
T-Mobile Slovensko (Slovakia)	2.0	2.0	0.0	1.9	5.3
Other(4)	1.1	1.1	0.0	1.0	10.0

(1)    Totals have been calculated on the basis of precise figures and rounded to millions. Percentages have been calculated on the basis of the figures shown. Organic customer growth is reported for better comparability: The customers of MONET (Montenegro) have been included in the customer base for the same quarter in the previous year, although this company has only been consolidated since the second quarter of 2005. Historical figures have only been adjusted for December 31, 2005. From the first quarter of 2006, T-Mobile counts as customers the mobile communications cards with which machines can communicate automatically with one another (“M2M”).

(2)    The year-on-year change in the customer base in Germany comprises 284,000 net additions and 440,000 M2M cards, which have been counted as customers since the first quarter of 2006. This brings T-Mobile Deutschland’s reporting in line with that of the other T-Mobile companies.

(3)    Including Virgin Mobile. The number of customers has been reported based on the standard for T-Mobile UK as of the first quarter of 2006. Until December 31, 2005, Virgin customers were only removed from the customer base if no usage had been recorded for more than 365 days. Stricter rules that have always applied to T-Mobile UK also apply to Virgin from January 1, 2006. Only those customers who have used their mobile phones in the last 180 days are now counted as customers.

(4)    “Other” includes MobiMak (Macedonia) and MONET (Montenegro).

Customer figures in the Mobile Communications strategic business area increased in the first quarter of 2006 by 1.1 million, and the number of fixed-term contract customers increased by 1.3 million. Fixed-term contract customers now account for over 49% of the entire customer base. In the last twelve months, the T-Mobile group expanded its customer base by 8.6 million net additions, or 11%. T-Mobile USA was the main growth driver in the first quarter of 2006 with over 1 million net additions. T-Mobile USA increased its customer base by almost 4.5 million, to 22.7 million, since the first quarter of 2005. ARPU increased by EUR 2, to EUR 41, over the same quarter in the previous year, largely due to exchange-rate effects.

In the first quarter of 2006, T-Mobile Deutschland passed the 30 million customer mark. Apart from 284,000 net additions, 440,000 M2M (machine to machine) cards in use in M2M applications were counted as customers for the first time in this reporting period. M2M is used for mobile, partly or fully automated, data communications, such as between machines and their control unit. Another important growth driver was the T-Mobile@home calling plan, introduced in January 2006. By the end of the reporting period, over 500,000 customers had opted for this offer of mobile telephony at fixed-network rates in their own homes. The decline in ARPU, to EUR 20, was mainly attributable to the continued intense price competition in Germany, and to the reduction in termination charges in December 2005.

T-Mobile UK succeeded in attracting 379,000 new customers in the United Kingdom. A large proportion of these new customers were on fixed-term contracts, which demonstrates the success of the Flext calling plan, introduced at the beginning of March, 2006. Prior to January 1, 2006, all Virgin Mobile customers who used their mobile phones within the last 365 days were counted. In the first quarter of 2006, this counting methodology was changed to include only those customers who had used their mobile phones within the last 180 days, to be in-line with the method used for T-Mobile UK’s other customers. This change had the effect of decreasing T-Mobile UK’s overall customer figures, however, historical data has not been adjusted for this change T-Mobile UK stabilized its ARPU at EUR 26, compared to the same period in 2005.

Growth also continued in the rest of Europe. While new additions in Eastern Europe doubled year-on-year, Western Europe experienced an even greater increase.

	As of March 31, 2006 Service Revenue	As of March 31, 2006	As of March 31, 2006 Average number of customers	As of March 31, 2005 Service Revenue	As of March 31, 2005	As of March 31, 2005 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service revenue
T-Mobile Deutschland	1,804	20	30.2	1,861	23	27.6
T-Mobile USA	2,741	41	22.7	2,086	39	18.3
T-Mobile UK(1)	881	26	16.4	820	26	10.7
T-Mobile Netherlands	255	37	2.3	233	35	2.2
T-Mobile Austria	209	33	2.1	210	34	2.0
T-Mobile Czech Republic	228	16	4.6	206	16	4.4
T-Mobile Hungary	236	19	4.2	234	19	4.1
T-Mobile Slovensko(2) (Slovakia)	94	16	2.0	79	14	1.9
T-Mobile Hrvatska (Croatia)	106	18	2.0	94	20	1.6

(1)    Excluding Virgin Mobile.

(2)    Fully consolidated as of the first quarter of 2005.

ARPU (average revenue per user) is used to measure monthly revenue from services on a per-customer basis. We calculate ARPU as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes revenue from terminal equipment, customer activation, virtual network operators, and other revenue not generated directly by T-Mobile customers.

Mobile Communications development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2006	2005	Change	Change %	2005

Total revenues(1)	7,575	6,746	829	12.3	29,452
of which: T-Mobile Deutschland	2,004	2,074	(70)	(3.4)	8,621
of which: T-Mobile USA	3,354	2,598	756	29.1	11,887
of which: T-Mobile UK	1,032	988	44	4.5	4,153
of which: T-Mobile Netherlands	271	256	15	5.9	1,064
of which: T-Mobile Austria	217	222	(5)	(2.3)	885
of which: T-Mobile Czech Republic	240	217	23	10.6	938
of which: T-Mobile Hungary	257	256	1	0.4	1,090
of which: T-Mobile Hrvatska (Croatia)	116	101	15	14.9	512
of which: T-Mobile Slovensko (Slovakia)	100	86	14	16.3	378
of which: Other(2)	42	31	11	35.5	174
Profit from operations	1,055	966	89	9.2	3,005

Depreciation, amortization and impairment losses	(1,225)	(1,136)	(89)	(7.8)	(6,696)

Number of employees(3)	51,511	48,914	2,597	5.3	49,479

(1)    The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the strategic business area level.

(2)    “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET has been fully consolidated since the second quarter of 2005.

(3)    Average number of employees for the period.

In the first three months of 2006, T-Mobile increased its revenue by EUR 0.8 billion, or 12.3%, compared to the first quarter of 2005. Once again, the main driver of this growth was T-Mobile USA,  whose revenues increased by 29.1%. The T-Mobile companies in Croatia, the Czech Republic and Slovakia also recorded a substantial increase in revenue. With the exception of Germany and Austria, all companies increased their ARPU-relevant revenue. T-Mobile UK’s ARPU-relevant revenues increased by 7%, primarily as a result of customer growth. The decline in revenue in Germany and Austria was largely attributable to the reduction in termination charges in December 2005, and to continued price pressure.

In the first three months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 2,597, year-on-year, to 51,511. The higher figure in the first quarter of 2006 was primarily attributable to the recruitment of new staff at T-Mobile USA as a result of that company’s growth. In Europe, the number of employees remained constant, because the workforce reductions in Germany were offset by workforce expansion in the United Kingdom.

Broadband / Fixed Network

	As of March 31, 2006	As of December 31, 2005	% change March 31, 2006/ December 31, 2005	As of March 31, 2005	% change March 31, 2006/ March 31, 2005
	(millions, except where indicated)

Broadband(1)
Broadband lines (total)(2)	9.2	8.5	8.2	6.7	37.3
Germany(3)	8.6	7.9	8.9	6.4	34.4
of which: resale(4)	2.2	1.6	37.5	0.5	n.m.
Central and Eastern Europe (CEE)	0.6	0.5	20.0	0.3	n.m.
Broadband rates (Germany and Western Europe)(5)	5.6	5.1	9.8	3.9	43.6
of which: Germany	4.9	4.5	8.9	3.5	40.0

Narrowband(1)
Narrowband lines (total)	40.6	41.2	(1.5)	42.4	(4.2)
Germany(6)	34.7	35.2	(1.4)	36.4	(4.7)
Standard analog lines	25.2	25.5	(1.2)	26.1	(3.4)
ISDN lines	9.6	9.8	(2.0)	10.3	(6.8)
Central and Eastern Europe (CEE)	5.9	6.0	(1.7)	6.0	(1.7)
Magyar Telekom(7)	3.1	3.2	(3.1)	3.1	0.0
Slovak Telecom	1.2	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.6	1.7	(5.9)	1.7	(5.9)
Narrowband rates (Germany and Western Europe)(8)	3.9	4.2	(7.1)	4.9	(20.4)
of which: Germany	3.8	4.1	(7.3)	4.7	(19.1)

Internet customers with a billing relationship (total)(9)
(Germany and Western Europe)(8)	14.2	14.0	1.4	13.6	4.4
PAYG(9), (Germany and Western Europe)(8)	0.6	0.6	0.0	0.8	(25.0)
of which: Germany	0.5	0.5	0.0	0.7	(28.6)

Broadband and narrowband lines (in Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. Since January 31, 2005, broadband lines (in Germany) have mainly been marketed by the T-Online business unit. All Internet customers with a billing relationship, as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe, are the responsibility of the T-Online business unit.

n.m.—not meaningful

(1)    Totals have been calculated on the basis of precise figures and rounded to millions. Percentages have been calculated on the basis of the figures shown.

(2)    Lines in operation.

(3)    Broadband lines, excluding those used within the Group.

(4)    Definition of resale: sales of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(5)    Customers with a billing relationship. Western Europe includes ya.com and Club Internet.

(6)    Lines, excluding those used within the Group and public telecommunications (payphones), including wholesale services.

(7)    Subscriber-line figures include Magyar Telekom’s subsidiary MakTel, as well as Telekom Montenegro as of March 31, 2005.

(8)    Totals have been calculated on the basis of customers (broadband and narrowband rates) with a billing relationship, PAYG < 30 days and PAYG > 30 days.

(9)    PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area, consisting of the T-Com and T-Online business units, offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services (T-Com), broadband Internet access (T-Com and T-Online), and customer-oriented multimedia services, based on attractive Internet content (T-Online). Broadband/Fixed Network (primarily through the T-Com business unit) also does business with national and international network operators, and with resellers (wholesale, including resale), and provides upstream services for Deutsche Telekom’s other strategic business areas.

T-Com

In the first quarter of 2006, the total number of broadband lines provided by T-Com  increased by 735,000, to 9.2 million, compared to December 31, 2005. In Germany, approximately 8.6 million DSL lines provided by T-Com were in operation at the end of March 2006. An increase of 643,000 DSL lines within the first three months of 2006 means that, although T-Com exceeded the number achieved in the first quarter of the previous year, it trailed the figure for the prior quarter, due to a higher increase in the previous quarter as a result of marketing initiatives that were not continued in the first three months of 2006. T-Com is participating in the growing demand for broadband Internet access, particularly through DSL resale to third parties, which is attributable in part to the continuing shift of T-Com’s business focus from retail to resale customers. The total number of DSL resale lines for third parties outside the Deutsche Telekom Group increased in the first quarter of 2006, by 560,000, to 2.2 million.

To systematically expand broadband coverage in Germany, T-Com will continue to focus on further improving geographical coverage and increasing transmission rates. For example, T-DSL services will be extended to include T-DSL 16000 in May 2006. T-Com is committed to improving capabilities for high-volume applications. In addition to increasing line performance, T-Com is also increasing line availability. In March 2006, T-Com introduced a flat rate for T-DSL via satellite (maximum speeds of up to 1,024 Kbit/s for downloads, and up to 64 Kbit/s for uploads). In addition, T-Com believes that the WiMAX wireless technology offers the potential to increase the availability of broadband Internet access in areas that were previously covered only by the fixed-line network. Due to the positive results of the pilot project in the Bonn area, T-Com has decided to participate in the tendering procedure for WiMAX frequencies.

The increase in broadband lines at T-Com’s subsidiaries in Central and Eastern Europe continued. In the first three months of 2006, the number of broadband lines increased, by 92,000 to 633,000, compared to December 31, 2005. Year-on-year, this represents a doubling of customers. Growth in the number of DSL lines in operation at T-Com’s Croatian subsidiary, T-Hrvatski Telekom, more than quadrupled, year-on-year, to 132,000. Slovak Telekom also recorded substantial growth in the broadband business at the end of the first quarter of 2006, with 119,000 DSL lines in operation. In Hungary, Magyar Telekom increased its number of customers by approximately 70%, year-on-year, to 382,000 at the end of the first quarter of 2006.

In the narrowband sector, T-Com again recorded a decrease in the number of lines in Germany as a result of customer churn in favor of fixed-line network competitors and fixed-to-mobile substitution effects. Compared to the prior-year quarter, the number of T-Com narrowband lines decreased by 4.7%, to 34.7 million. At 9.6 million, the total number of T-ISDN lines decreased by a disproportionately high 6.8%. This trend can be attributed in part to the new integrated voice and Internet products offered by competitors, and to DSL users switching from T-ISDN to T-Net. The number of standard access lines amounted to 25.2 million at the end of the reporting period, which represents a year-on-year decrease of 3.6%.

The declining trend in the volume of call minutes continued as a result of the continuing loss of narrowband lines. The continuing reduction in the number of lines operated by T-Com, and increasing mobile substitution, in particular, are mainly responsible for the decline in call minutes in T-Com’s network. In contrast, T-Com increased its share in the market for local, national, and fixed-to-mobile calls, compared to the fourth quarter of 2005, by successfully marketing alternative rate options. T-Com’s market share relating to call-by-call and caqrrier preselection remained relatively stable, compared to the fourth quarter of 2005. In the first quarter of 2006, T-Com accelerated the implementation of its Re-Invent growth program as part of our Excellence Program. As part of its goal to increase its customer focus, T-Com introduced innovative, voice-controlled call management at its call centers. To increase the efficiency of call-center services for consumer sales, by mid-2006 T-Com plans to concentrate such tasks at 60 larger call-centers, rather than the existing 96 call centers.

T-Online

In the first quarter of 2006, T-Online significantly expanded its DSL-rate customer base. The number of customers increased by half a million to 5.6 million. In Germany, 413,000 new customers opted for a DSL rate from T-Online in the first quarter of 2006. Compared to the first quarter of 2005, the DSL-rate customer base in Germany increased by 1.3 million, to 4.87 million, representing growth of more than 38%. T-Online also recorded continued strong customer growth in DSL rates in the rest of Europe, adding approximately 311,000 new customers in France and Spain, as of the end of the first quarter of 2006, to 724,000, representing an increase of approximately 75%.

T-Online believes that the key driver of the successful expansion of its customer base is T-Online’s positioning as a full-service DSL provider. In Germany, T-Online customers benefit from high-speed Internet access combined with DSL telephony and attractive entertainment services, such as video on demand (VoD). In the first quarter of 2006, T-Online expanded its product and service portfolio. For example, T-Online introduced “T-Online dsl flat profi,” a DSL flat rate for business customer access that is specially tailored to the requirements of professional users. In addition, T-Online has prepared for the increased bandwidths of T-Com’s new
T-DSL 16000 line option, for which marketing is scheduled to start in mid-May 2006. In the entertainment area, T-Online is continuing to focus on alliances with strong partners and the development of new formats that offer users optimum entertainment services. With more than 100,000 downloads per month, T-Online’s VoD service is proving popular with customers. In March 2006 at the CeBIT, T-Online presented a sample of a future product called T-Home, which, in addition to receiving digital television programs via broadband access (“IPTV”) and selectable special-interest channels, T-Online’s entertainment offering is set to be expanded with additional services, such as an electronic program guide and time-delayed television. T-Com’s new VDSL network, which will initially be available in ten major German cities, enables transmission bandwidths of up to 50 Mbit/s. Accordingly, the T-Home service, one of the main elements of our future triple-play strategy, will be marketed in these new VDSL areas.

Broadband/Fixed Network: Development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2006	2005	Change	% Change	2005
	(millions of €, except where indicated)
Total revenue(1)	6,156	6,555	(399)	(6.1)	26,035
T-Com(2)	5,857	6,220	(363)	(5.8)	24,695
T-Online(3)	585	509	76	14.9	2,088
Intrasegment revenues	(286)	(174)	(112)	64,4	(748)

Profit from operations	1,262	1,434	(172)	(12.0)	5,142

Depreciation, amortization and impairment losses	(969)	(1,010)	41	4.1	(4,034)

Number of employees(4)	110,202	112,871	(2,669)	(2.4)	112,872
T-Com(5)	106,814	109,787	(2,973)	(2.7)	109,643
T-Online	3,388	3,084	304	9.9	3,229

(1)  Total revenues, including revenue between divisions.

(2)  Includes net revenues, intersegment revenues as well as revenues from T-Online.

(3)  Includes net revenues, intersegment revenues as well as revenues from T-Com.

(4)  Average number of employees.

(5)  Includes 160 employees of Telekom Direkt, which was transferred to T-Com during the first quarter of 2006. Prior-year figures have not been adjusted to reflect this transfer.

T-Com

At EUR 5.9 billion, T-Com’s total revenues in the first quarter of 2006 declined by EUR 0.4 billion, or 5.8% , compared to the first quarter of 2005. This decrease was mainly due to lower call revenues, a further reduction in the number of narrowband lines, and a decrease in interconnection services in Germany. This decline in revenues was partly offset by volume growth in DSL resale to third parties outside the Deutsche Telekom Group, and in leased subscriber lines. In Germany, revenues decreased to EUR 5.2 billion, or

6.5% , in the first quarter of 2006, compared to the first quarter of 2005. In Central and Eastern Europe, revenues increased slightly to approximately EUR 0.6 billion, or 0.3%, partly as a result of the first-time consolidation of subsidiaries acquired in 2005.

Network communications revenues in Germany decreased by EUR 0.3 billion, to EUR 2.9 billion, in the first quarter of 2006, compared  to the first quarter of 2005, primarily as a result of the continuing loss of lines, the reduced number of call minutes and a lower average per-minute price, due to the further penetration of calling plans, and a reduction in termination charges for fixed-to-mobile calls. The increase in mobile communications use also had a negative impact on fixed-line usage. Volume and price factors reduced call revenues by EUR 0.2 billion, to EUR 0.9 billion, year-on-year. Narrowband line revenues decreased by EUR 31 million, or 1.6%, to EUR 2.0 billion, primarily as a result of customer churn in favor of fixed-line network competitors and increased mobile substitution.

Revenue development in wholesale services was marked by contrasting effects. In the first quarter of 2006, total wholesale revenues increased by 0.7%, to EUR 1.2 billion, compared to the first quarter of 2005 . The volume-driven growth in revenues from leased subscriber lines had a positive effect, despite the 9.8% rate reduction that was imposed by the Federal Network Agency, which took effect on April 1, 2005. It was also supported by rising revenues generated with the DSL resale product for third parties outside the Deutsche Telekom Group. In contrast, revenues from interconnection calls decreased, due to increasing direct network interconnection between competitors. Wholesale originating services for Internet service providers also had a negative impact on revenues. The narrowband sector recorded volume-related declines, due to the continuing migration of customers to broadband. In the broadband sector, price adjustments resulted in a reduction in revenue. The decrease in prices and volumes in the International Carrier Services and Solutions (ICSS) business also contributed to the decline in revenues.

Revenues from data communications decreased in the first quarter of 2006, by 6.7%, to EUR 0.3 billion, compared to the first quarter of 2005. This was caused primarily by price and volume reductions for wholesale services provided for the Business Customers strategic business area.

As of January 1, 2006, broadband retail line revenues, which were previously reported under network communications, are now reported under the new IP/Internet  revenue cluster (prior year figures have been adjusted accordingly). IP/Internet revenues declined in the first quarter of 2006, by 16.2%, to EUR 0.3 billion, compared to the first quarter of 2005 . This development is attributable to the increased marketing of T-Online DSL full-service packages, i.e., DSL lines in connection with the Internet service provider (ISP) component, which has been stepped up since January 31, 2005. Together with the migration to third-party DSL resale services, this has resulted in a decline in DSL retail lines and retail line revenues since mid-2005. Revenue growth in the broadband business is mainly visible in the resale sector, which is included in wholesale revenues.

Value-added services revenues decreased, by 14%, to approximately EUR 0.2 billion, mainly due to the reduced market for the Premium Rate Services product, and a migration of traffic from services billed online to services billed offline as a result of a regulatory mandate to change billing procedures.

Revenues from terminal equipment  sales increased by more than 16% to EUR 0.1 billion in the first quarter of 2006, compared to the first quarter of 2005. As part of its DSL full-service marketing strategy, T-Online procures the corresponding terminal equipment from T-Com, which bills T-Online in full as wholesale services.

Revenue from fixed-line network business in Central and Eastern Europe in the first quarter of 2006 remained at the prior-year level of EUR 0.6 billion. The traditional fixed-line network business continues to be characterized by intense competition from mobile substitution, as well as from call-by-call, carrier preselection, and cable providers. The decline in revenues in local currency in the traditional fixed-line network business was partially offset by successful growth in the broadband sector in the first quarter of 2006.

Net revenues decreased, by 6.3%, to EUR 4.7 billion, compared to the first quarter of the previous year. Intersegment revenues declined by EUR 48 million, to EUR 1.2 billion, quarter-on-quarter. This decrease was the result of offsetting effects, consisting of a reduction of approximately EUR 140 million, relating to business with the Business Customers strategic business area, and an increase in wholesale services provided to T-Online, amounting to approximately EUR 98 million.

T-Online

T-Online generated total revenues of EUR 0.6 billion in the first quarter of 2006 , a 14.9% increase, compared to revenues of EUR 0.5 billion in the first quarter of 2005. In Germany, increased penetration of the DSL broadband market and the successful marketing of DSL full-service packages accounted for much of this revenue growth. T-Online increased its DSL-rate customer base by approximatelly 1.3 million customers, compared to March 31, 2005. In the Rest of Europe sector, revenue also grew, due to an increase of 311,000 in the number of DSL-rate customers.

At 110,202, the average number of employees in the Broadband/Fixed Network strategic business area in the first three months of 2006 was 2.4% lower than the corresponding prior-year figure. The average number of employees at T-Com decreased by almost 3,000. Two thirds of this decline related to the Eastern European subsidiaries, while one third was in Germany. In the first quarter, T-Com employed an average total of approximately 22,000 staff in Eastern Europe and approximately 85,000 in Germany. T-Online increased its average workforce by approximately 300, quarter-on-quarter, to approximately 3,400 in the first quarter of 2006. In addition, as previously discussed, T-Com intends to implement its planned personnel restructuring program.

Business Customers

	As of March 31, 2006	As of December 31, 2005	% change March 31, 2006/ December 31, 2005	As of March 31, 2005	% change March 31, 2006/ March 31, 2005

Enterprise Services(1)
Computing & Desktop Services
Number of servers managed and serviced (units)	38,419	38,392	0.1	36,360	5.7
Number of workstations managed and serviced (millions)	1.36	1.35	0.7	1.26	7.9
Systems Integration
Hours billed(2) (millions)	2.9	11.5	—	2.8	2.4
Utilization rate(3) (%)	79.8	79.1	0.7p	77.3	2.5p

(1)  The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)  Cumulative figures at the balance sheet date.

(3)  Ratio of average number of hours billed to maximum possible hours billed per period.

Customer relationships continued to strengthen through new or expanded customer projects, reflecting the consistent implementation of the Focus on Growth program. In the Computing & Desktop Services area, the number of workstations managed and serviced grew by 7.9%, while the number of servers managed and serviced rose by 5.7%. The Systems Integration area recorded a further increase in capacity utilization, again reflecting the consistent implementation of the growth program. T-Systems recorded an increase of 66.7% in IT sales to large and medium sized enterprises. Sales of telecommunications services based on the Internet Protocol (IP) to this customer segment also started well, but are not yet strong enough to offset the decline in traditional data communications services.

Development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)
Total revenue	3,011	3,106	(95)	(3.1)	12,850
Enterprise Services	1,944	2,041	(97)	(4.8)	8,370
Business Services	1,067	1,065	2	0.2	4,480
Profit from operations	99	174	(75)	(43.1)	409

Depreciation, amortization and impairment losses	(214)	(217)	3	1.4	(896)

Number of employees(1)	51,738	51,314	424	0.8	51,744

(1)  Average number of employees.

Total revenue

At EUR 3.0 billion, total revenue in the Business Customers strategic business area for the first quarter of 2006 declined by 3.1% year-on-year. This is mainly attributable to lower revenues generated by multinational customers of the Enterprise Services business unit primarily in the Computing & Desktop Services and Telecommunication areas. In Computing & Desktop Services, revenues declined as a result of a decline in order entries in 2005, as well as strong competitive and customer budgetary pressures on prices, which had the effect of lowering prices of services provided. The continued decline in prices also resulted in a loss of revenue in the Telecommunications area. Increased revenue from IP-based solutions was not able to offset declining voice revenues. Revenues stabilized, however, in the Business Services business unit. This positive development is primarily attributable to noticeable growth in IT revenues from large and medium-sized enterprises.

Net revenue

Business with customers outside the Deutsche Telekom Group declined by 3.7% in the first quarter of 2006 as compared with the first quarter of 2005, mainly as a result of lower revenues in the Enterprise Services business unit, and is a reflection of a decrease in orders received in 2005, as well as strong competitive and customer budgetary pressures on prices. Net revenue in the Business Services business unit increased slightly year-on-year, due principally to the implementation of the IT strategy for medium-sized enterprises and positive trends in the IP business, which more than offset the continuing decline in voice and data revenues.

The average headcount within the Business Customers strategic business area was 51,738, an increase of 0.8% year-on-year. This increase was mainly attributable to Systems Integration and Computing & Desktop Services.

Group Headquarters and Shared Services

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the strategic business areas. The Shared Services unit mainly consists of the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

In the first quarter of 2006, Vivento continued to develop projects and cooperation activities with authorities and other public sector clients. Its aim is to identify new employment opportunities for employees, particularly civil servants. Approximately 700 of the approximately 14,500 workforce are Vivento’s own employees, including members of management, another 7,200 work in Vivento’s business lines, and approximately 6,600 are transferees from the strategic business areas. At the end of the first quarter of 2006, approximately 4,000 of these transferees were employed on a contract or temporary basis. In total, approximately 1,100 employees left Vivento in the first quarter of 2006. Since its formation in 2002, approximately 20,000 employees have found new jobs outside Vivento. Vivento took on around 400 employees during the first quarter of 2006, bringing the total number of Deutsche Telekom staff transferred to Vivento since its establishment to approximately 34,500. At March 31, 2006, approximately 83% of the approximately 13,800 employees (excluding Vivento’s own staff and management) were employed or undergoing training.

In 2005, Vivento established Telekom Direkt (Deutsche Telekom Direktvertrieb und Beratung), a service-oriented direct sales channel for the Group. Approximately160 employees were engaged on a permanent basis at Telekom Direkt as of March 31, 2006, with another approximately 120 Vivento employees in contract or temporary positions. In the first quarter of 2006, Telekom Direkt was transferred to the business unit T-Com in the Broadband/Fixed Network strategic business area, in order to consolidate sales structures to make them  more efficient.

Development of operations

Total revenue

	For the three months ended March 31,				For the twelve months ended December 31,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Total revenue	871	853	18	2.1	3,505
Loss from operations	(94)	(267)	173	64.8	(840)
Depreciation, amortization and impairment losses	(174)	(184)	10	5.4	(928)

Number of employees(1)	29,973	30,868	(895)	(2.9)	29,931
of which: at Vivento(2)	14,500	17,700	(3,200)	(18.1)	15,300

(1)  Average number of employees during the period.

(2)  Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Total revenue of Group Headquarters and Shared Services developed positively year-on-year. Revenue increases were mainly attributable to the continued expansion of business at Vivento Customer Services and Vivento Technical Services.

Loss from operations declined by EUR 173 million relative to the same period of the previous year. This was due largely to higher earnings from real estate sales compared with the previous year. In addition, loss from operations was positively impacted by the reversal of a provision in connection with the housing assistance program (“Wohnungsfuersorge”). The arbitration proceedings with respect to the housing assistance program, which commenced in 1998 between Deutsche Telekom AG and Deutsche Post AG concerning the legal basis and the allocation of costs for the housing assistance program for the successor companies of the former Deutsche Bundespost, that had been taken over by Deutsche Post AG in 1990 as a result of the provisions of Postreforms I and II, were resolved in March 2006. The arbitral award essentially directed that all past and future claims of Deutsche Post AG in connection with its pooled responsibility for providing housing assistance be settled by means of a one-time payment to Deutsche Post AG. Following the deduction of that payment, the provision Deutsche Telekom recognized for the resolution of these arbitral proceedings was reversed and recognized in the income statement, which in turn contributed to the reduction of the loss from operations.

Another positive impact on the result from operations was the continued reduction in the Vivento workforce. This is partially offset by expenses relating to the transfer of Telekom Direkt to the T-Com business unit which is part of the Broadband/Fixed Network strategic business area. Furthermore, lower depreciation, amortization, and impairment losses primarily on Deutsche Telekom AG’s real estate assets contributed to the decreased loss from operations.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows:

	For the three months ended March 31,		For the year ended December 31
	2006	2005	2005
		(millions of €)
Net cash from operating activities	2,796	2,176	14,998
Net cash used in investing activities	(2,160)	(5,273)	(10,058)
Net cash from (used) in financing activities	2,727	1,772	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	5	30	69
Net increase (decrease) in cash and cash equivalents(1)	3,368	(1,745)	(3,030)
Cash and cash equivalents, at beginning of period	4,975	8,005	8,005
Cash and cash equivalents, at end of period	8,343	6,260	4,975

(1)  Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net cash from operating activities

In the first three months of 2006, net cash from operating activities totaled EUR 2.8 billion. This represents an increase of EUR 0.6 billion year-on-year, which was primarily attributable to an increase of EUR 0.7 billion in working capital. This was partially offset by increased cash outflows for net interest payments, which amounted to EUR 0.1 billion.

Net cash used in investing activities

In the first three months of 2006, net cash used in investing activities amounted to EUR 2.2 billion, compared to EUR 5.7 billion during the same period in 2005. This decrease in cash outflows was mainly due to lower payments for the acquisition of fully consolidated companies (EUR 1.7 billion) and for investments in intangible assets and property, plant and equipment (EUR 1.0 billion). Higher cash inflows from the disposal of real estate and shareholdings (Celcom) totaling EUR 0.2 billion, and lower cash outflows for short-term investing activities, amounting to EUR 0.7 billion, also contributed to this decrease.

Net cash from/used in financing activities

Net cash from financing activities increased by EUR 1.0 billion year-on-year, in the first three months of 2006, mainly as a result of the reduced repayment of financial liabilities.

Capital Resources

The following table summarizes our total financial liabilities as of March 31, 2006 and 2005, and December 31, 2005:

	As of March 31, 2006	As of December 31, 2005	Change	Change %	As of March 31, 2005

Bonds	39,696	37,255	2,441	6.6	42,275
Liabilities to banks	2,447	2,227	220	9.9	3,121
Liabilities to non-banks from promissory notes	641	645	(4)	(0.6)	656
Liabilities from derivatives	549	678	(129)	(19.0)	1,143
Lease liabilities	2,374	2,373	1	0.04	2,459
Liabilities arising from ABS transactions	1,331	1,363	(32)	(2.3)	1,487
Other financial liabilities	2,362	2,180	182	8.3	2,998
Total	49,400	46,721	2,679	5.7	54,139

Total financial liabilities increased as of March 31, 2006, compared to December 31, 2005, primarily as a result of a bond of USD 2.5 billion (EUR 2.1 billion), issued in three tranches, two medium-term notes of EUR 0.5 billion each and a HUF 47.4 billion (EUR 0.2 billion) loan from the European Investment Bank (EIB), offset, in part, by principal repayments of EUR 0.4 billion at maturity. Additionally, our financial liabilities decreased due to foreign-exchange effects of EUR 0.3 billion. The material terms of the liabilities issued in 2006 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Floating-Rate Bond Tranche	829	March 23, 2009	USD-Libor 3M + 0,18%
Fixed-Rate Bond Tranche	415	March 23, 2011	5,38%
Fixed-Rate Bond Tranche	829	March 23, 2016	5,75%
Medium-Term Note	500	February 2, 2009	3,00%
Medium-Term Note	500	August 17, 2009	EURIBOR 3M + 0,20%
EIB Loan	188	January 31, 2013	BUBOR 3M + 0,10%

The following table summarizes the development of cash and cash equivalents as of March 31, 2006 and 2005, and December 31, 2005:

	As of March 31, 2006	As of December 31, 2005	Change	Change %	As of March 31, 2005
	(millions of €, except where indicated)
Cash and cash equivalents	8,343	4,975	3,368	67.7	6,260

During the first quarter of 2006, cash and cash equivalents increased from EUR 5.0 billion to EUR 8.3 billion. In addition to free cash flow, this increase was primarily due to the issuance of a bond in the nominal amount of USD 2.5 billion (EUR 2.1 billion), two medium-term notes of EUR 0.5 billion each and a loan from the European Investment Bank (EIB) of HUF 47.4 billion (EUR 0.2 billion).

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	For the three months ended March 31,			Change
	2006	2005	Change	%
	(millions of €, except where indicated)
Capital expenditures	2,044	3,091	(1,047)	(33.9)
Investments	405	2,042	(1,637)	(80.2)
Proceeds from sales of non-current assets and investments	(491)	(266)	(225)	(84.6)
Other	202	856	(654)	(76.4)
Net cash used for investing activities	2,160	5,723	(3,563)	(62.3)

Capital Expenditures

The following table provides information about our capital expenditures for the periods presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the three months ended March 31,			Change
	2006	2005	Change	%
	(millions of €, except where indicated)
Intangible assets (excluding goodwill)	299	663	(364)	(54.9)
Fixed networks	399	1,892	(1,493)	(78.9)
Buildings	16	18	(2)	(11.1)
Other capital expenditures	1,330	518	812	156.8
Total capital expenditures	2,044	3,091	(1,047)	(33.9)

The decrease in total cash basis capital expenditures in the first three months of 2006, compared to the same period of 2005, mainly relate to  the much higher level of capital expenditures in the first quarter of the prior year consisting primarily of the purchase of networks in California and Nevada. Capital expenditures in the first quarter of 2006 primarily included the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area and the expansion of mobile communications network in the United States.

Investments

Investments in non-current financial assets and in fully consolidated companies decreased by EUR 1.6 billion compared to the first three months of 2005. In the first quarter of the prior year we acquired shares in T-Online International AG and Telekom Montenegro. The first quarter of 2006 primarily included goodwill from the acquisition of the gedas group.

Contractual obligations and other commitments

At March 31, 2006, we had contractual cash obligations for accruals totaling EUR 10,110 million and liabilities totaling EUR 49,400 million. We have other financial obligations, primarily relating to payments to special pension funds, purchase commitments and operating leases and liabilities arising from warranty agreements and guarantees.

Total financial liabilities

The following table summarizes total financial liabilities of March 31, 2006:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)
Interest-bearing liabilities	46,720	8,343	9,437	10,067	18,873
of which: bonds	39,696	7,349	8,611	7,919	15,817
of which: liabilities to banks	2,447	349	460	919	719
of which: capital lease obligations	1,860	203	291	145	1,221
Other financial liabilities	2,680	2,238	391	34	17
Total	49,400	10,581	9,828	10,101	18,890

Capital lease obligations are shown at present value.

For more information regarding our financial liabilities, see “—Liquidity and Capital Resources—Capital Resources” and note 8 in the condensed consolidated financial statements.

Other financial obligations at March 31, 2006, consisted of the following:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)
Operating leases	20,347	1,631	3,203	2,619	12,894
Present value of payments to special pension fund	7,900	842	1,586	1,371	4,101
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	4,120	3,854	243	15	8
Purchase commitments for interest in other companies	1,387	1,384	—	—	3
Other financial obligations	252	138	103	11	—
Total other financial obligations	34,006	7,849	5,135	4,016	17,006

Purchase commitments for capital projects in progress, including obligations arising from future expenditures, increased during the first quarter of 2006 by EUR 613 million, compared to December 31, 2005, due to a higher level of purchase commitments in the beginning of 2006.

The purchase commitments for interest in other companies decreased, compared to year-end 2005. The reduction was related to the acquisition of gedas (EUR 415 million).

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees, as of March 31, 2006:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)
Liabilities arising from warranty agreements	—	—	—	—	—
Guarantees	19	16	2	—	1
Other contingent liabilities	7	1	4	2	—
Total	26	17	6	2	1

OTHER INFORMATION

Investigations and Related Legal Proceedings

Arcor

On January 19, 2006, we were served with a writ from Arcor AG & Co. KG. The plaintiff is seeking damages that it alleges arose because we prevented it from offering analog telephone lines to the end-user market at competitive prices in the period from January 1998 through September 2003 by creating a price-cost gap between the costs of wholesale services for renting subscriber lines and the end-user prices for line services. The plaintiff alleges that with this price-cost gap, we violated Article 82 of the E.C. Treaty. According to the plaintiff, the claim for damages asserted with the writ, approximately EUR 42 million plus interest of 5% above the reference rate since November 16, 2005, corresponds to the profit that the plaintiff would have generated with analog telephone lines were it not for our violation of competition rules. With pleadings dated February 28, 2006, which were served on March 7, 2006, the plaintiff increased its claim by approximately EUR 181 million, plus interest of 5% above the reference rate from the time the matter became pending before the court, to a total of approximately EUR 223 million. We view the complaint as unfounded and will contest the proceedings vigorously.

PTC

On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award as binding and enforceable in Poland. Accordingly, the Court of Appeals has determined that Elektrim Telekomunikacja (“Telco”) never owned at any material time the claimed 48% of shares in Polska Telefonia Cyfrowa Sp.zoo (PTC). This decision may be subject to a possible further appeal (kasacja) to the Polish Supreme Court, if it should grant certiorari. On April 13, 2006, Vivendi Universal SA (“Vivendi”) filed arbitration proceedings against us  with the International Chamber of Commerce in Paris, France (with the place of arbitration located in Geneva,Switzerland), alleging a breach of contract, which thereby caused Vivendi to incur damages in an amount of more than EUR 3 billion. Vivendi alleges that we, T-Mobile International AG & Co KG, Telco, other defendants and Vivendi had reached an oral agreement to end, among others things, all legal disputes concerning the equity interests in PTC. We and T-Mobile believe the claims to be unfounded and will contest the proceedings vigorously.

DSL Net Rental

T-Com’s DSL Net Rental product, which consists of virtual network capacity for DSL access lines, is the subject of two separate administrative proceedings. The Federal Network Agency opened proceedings for ex post price controls on March 22, 2006. The Federal Cartel Office submitted a formal request for information to us on March 20, 2006. Both of these investigations are concerned with the allegation of predatory competition at the expense of smaller Internet service providers and infrastructure-based local-loop operators. We believe these complaints are unfounded. In addition to the administrative proceedings a motion under civil law for an injunction against us by freenet.de AG in this matter has been rejected by the District Court of Cologne.

Employee Housing

The arbitration proceedings with respect to the housing assistance program (“Wohnungsfuersorge”), which commenced in 1998 between Deutsche Telekom AG and Deutsche Post AG concerning the legal basis and the allocation of costs for the housing assistance program for the successor companies of the former Deutsche Bundespost, that had been taken over by Deutsche Post AG in 1990 as a result of the provisions of Postreforms I and II, were resolved in March 2006. The arbitral award essentially directed that all past and future claims of Deutsche Post AG in connection with its pooled responsibility for providing housing assistance be settled by means of a one-time payment to Deutsche Post AG. Following the deduction of that payment, the provision we recognized for the resolution of these arbitral proceedings was reversed and recognized in the income statement.

Matters approved at the 2006 shareholders’ meeting

At the Deutsche Telekom AG Shareholders’ Meeting held on Wednesday, May 3, 2006 in Cologne, Germany, the following matters were approved by our shareholders:

1.	Resolution on the appropriation of net income.

The Board of Management and Supervisory Board proposed that the unappropriated net income totaling €3,569,672,664.50 be used as follows: Payment of a dividend of € 0.72 per no par value share carrying dividend rights,carry forward the remaining balance to unappropriated net income. Based on this proposed dividend, a dividend total resulting from the dividend-bearing capital stock of € 10,683,532,753.92 on the day of publishing the annual financial statements (on February 13, 2006), divided up into 4,173,254,982 no par value shares, is €3,004,743,587.04, and the unappropriated net income carried forward is € 564,929,077.46. The dividend is payable on May 4, 2006.

2.	Resolution on the approval of the actions of the members of the Board of Management for the 2005 financial year.

3.	Resolution on the approval of the actions of the members of the Supervisory Board for the 2005 financial year.

4.	Resolution on the appointment of the independent auditor and the Group auditor for the 2006 financial year.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft , Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, have been jointly appointed as independent auditor and Group auditor for the 2006 financial year.

5.	Resolution authorizing the Corporation to purchase and use its own shares including use with the exclusion of subscription rights.

Resolution authorizing the Board of Management to purchase a total of 419,807,790 shares in the Company by November 2, 2007, which is slightly less than 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company’s shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisitions of companies, parts of companies, or interests in companies, redeemed, offered to shareholders, sold other than in on the stock exchange or by way of an offer to all shareholders, to fulfill conversion and/or option rights and obligations from convertible bonds and/or bonds with warrants. Further the shares may be used for serving subscription rights to shares that holders of such subscription rights to shares of T-Online International AG are entitled to, and who will be granted subscription rights to shares of Deutsche Telekom AG as a result of the planned merger of T-Online International AG with Deutsche Telekom AG.

6.

Resolution on the creation of authorized capital 2006 for cash and/or non-cash contributions, with subscription rights excluded, to grant shares to employees as well as the relevant amendment to the Articles of Incorporation.

Resolution authorizing the Board of Management, with the consent of the Supervisory Board, to increase the Company’s capital stock by up to €38,400,000, by issuing up to 15,000,000 registered no par value shares for cash or non-cash contributions in the period up to May 2, 2011. The authorization may be exercised as a whole or on one or more occasions in partial amounts. A subscription right for shareholders is excluded. The new shares may only be issued to grant, directly or indirectly, shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further content of share rights and the conditions under which such shares are issued. The Company’s shareholders resolved a corresponding amendment to the Articles of Incorporation.

7.	Resolution on approval of the split off and share transfer agreement with T-Systems Business Services GmbH.

Resolution to conclude a split-off and share transfer agreement with our wholly-owned subsidiary, T-Systems Business Services GmbH, as part of the legal implementation of the Business Customers strategic business area. This agreement generally provides for the transfer of certain assets to T-Systems Business Services GmbH in exchange for additional shares in the subsidiary.

8. -11.	8-11. Resolutions regarding approval to conclude certain control and profit and loss transfer agreements.

Resolutions to conclude control and profit and loss transfer agreements with certain of our wholly-owned subsidiaries, as follows:

SCS Personalberatung GmbH;

Caspar Telekommunikationsdienste GmbH;

Melchior Telekommunikationsdienste GmbH; and

Balthasar Telekommunikationsdienste GmbH.

These control and profit and loss transfer agreements generally provide that, during the term of the agreement, the subsidiary concerned is obliged to submit the management of the enterprise to Deutsche Telekom AG, and Deutsche Telekom AG shall be obliged to compensate the enterprise for any net loss for the year that cannot be compensated by reserves established during the term of the agreement in accordance with certain statutory provisions. In addition, the subsidiary concerned is obliged to transfer its entire profits (as determined in accordance with the agreement) to Deutsche Telekom AG during the term of the agreement. The agreements also provide for automatic one-year renewals if not previously terminated pursuant to the terms of the agreements.

12.	Resolution on approval of the control agreement with T-Com Innovationsgesellschaft mbH. formerly DT Satelliten Holding GmbH

Resolution to conclude a control agreement with one of our wholly-owned subsidiaries. This agreement generally provides that the subsidiary is obliged to submit the management of the enterprise to Deutsche Telekom AG, and Deutsche Telekom AG shall be obliged to compensate the enterprise for any net loss for the year.

13.

Resolution on the amendment of §§ 14 (2) and (16) of the Articles of Incorporation, especially to bring the Articles of Incorporation into line with the German Law on Corporate Integrity and Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts).

Resolution amending the Articles of Incorporation to follow the recently amended German law regarding attendance and voting at shareholders’ meetings.

14.	Election of Supervisory Board member s: (Dr. Thomas Mirow, Ms. Ingrid Matthäus-Maier, Dr. Mathias Döpfner, Prof. Dr. Wulf von Schimmelmann, Dr. Hubertus von Grünberg, Mr. Bernhard Walter)

Other Matters

Magyar Telekom

As previously disclosed by our subsidiary, Magyar Telekom is conducting an investigation into certain consultancy contracts, totaling approximately HUF 700 million (EUR 2.7 million), to determine whether they had been entered into in violation of company policy or applicable laws or regulations. This inquiry, which is being conducted by an independent law firm and supervised by Magyar Telekom’s Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. Pending the conclusion of the investigation, the Board of Directors of Magyar Telekom has decided to suspend certain employees. Magyar Telekom has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. Until the investigation is concluded, Magyar Telekom will likely not be in a position to complete its annual audit for 2005 or hold its Annual General Meeting, which could subject it to penalties in Hungary and the United States for failures to meet reporting obligations or for other violations of law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May  17, 2006